Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the Third Fiscal Quarter Ended November 30, 2012

•Quarterly Net Revenues Increased by 20.3% Year-Over-Year

•Quarterly Income from Operations Increased by 163.4% Year-Over-Year

•Quarterly Net Income Attributable to TAL Increased by 288.3% Year-Over-Year

(Beijing — January 22, 2013) —TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the quarter ended November 30, 2012, which is the third quarter of TAL’s fiscal year 2013.

Highlights for the Third Quarter of Fiscal Year 2013

•                  Net revenues increased by 20.3% year-over-year to US$48.9 million from US$40.7 million in the same period of the prior year.

•                  Income from operations increased by 163.4% to US$3.1 million, from US$1.2 million in the third quarter of fiscal year 2012.

•                  Net income attributable to TAL increased by 288.3% year-over-year to US$5.6 million from US$1.4 million in the same period of the prior year.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 172.0% year-over-year to US$7.9 million from US$2.9 million in the same period of the prior year.

•                  Basic and diluted net income per American Depositary Share (“ADS”)1 were both US$0.07. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were both US$0.10.

•                  Total student enrollments during the third quarter of fiscal year 2013 increased by 9.0% year-over-year to approximately 153,800.

•                  Total physical network increased to 259 learning centers as of November 30, 2012 from 257 as of August 31, 2012, but still remained below the 275 learning centers as of November 30, 2011, as the Company continued to improve operational efficiency and enhance the quality of growth during the period.

1Each ADS represents two Class A common shares.

Highlights for the First Nine Months Ended November 30, 2012

•                  Net revenues increased by 32.7% year-over-year to US$166.3 million from US$125.3 million in the same period of the prior year.

•                  Income from operations increased by 75.2% to US$25.8 million, from US$14.7 million in the same period of fiscal year 2012.

•                  Net income attributable to TAL increased by 58.9% year-over-year to US$26.6 million from US$16.7 million in the same period of the prior year.

•                  Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 42.9%year-over-year to US$33.2 million from US$23.2 million in the same period of the prior year.

•                  Basic and diluted net income per ADS were both US$0.34. Non-GAAP basic and diluted net income per ADS, in each case excluding share-based compensation expenses, were US$0.43 and US$0.42, respectively.

•                  Total student enrollments during the first nine months of fiscal year 2013 increased by 22.4% year-over-year to approximately 565,410.

•                  Total physical network decreased to 259 learning centers as of November 30, 2012 from 270 learning centers as of February 29, 2012, as the Company continued to improve operational efficiency and enhance the quality of growth during the period.

Financial and Operating Data—Third Quarter and First Nine Months of Fiscal Year 2013

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	November 30,
	2011	2012	Pct. Change
Net revenues	40,652	48,905	20.3%
Net income attributable to TAL	1,442	5,599	288.3%
Non-GAAP net income attributable to TAL	2,887	7,852	172.0%
Operating income	1,166	3,069	163.4%
Non-GAAP operating income	2,611	5,323	103.9%
Net income per ADS attributable to TAL – basic	0.02	0.07	286.3%
Net income per ADS attributable to TAL – diluted	0.02	0.07	287.7%
Non-GAAP net income per ADS attributable to TAL – basic	0.04	0.10	170.6%
Non-GAAP net income per ADS attributable to TAL – diluted	0.04	0.10	171.5%
Total student enrollments in small class, one-on-one and online courses	141,100	153,800	9.0%

	Nine Months Ended
	November 30,
	2011	2012	Pct. Change
Net revenues	125,304	166,283	32.7%
Net income attributable to TAL	16,731	26,592	58.9%
Non-GAAP net income attributable to TAL	23,196	33,153	42.9%
Operating income	14,704	25,759	75.2%
Non-GAAP operating income	21,169	32,319	52.7%
Net income per ADS attributable to TAL – basic	0.22	0.34	57.2%
Net income per ADS attributable to TAL – diluted	0.21	0.34	58.3%
Non-GAAP net income per ADS attributable to TAL – basic	0.30	0.43	41.4%
Non-GAAP net income per ADS attributable to TAL – diluted	0.30	0.42	42.4%
Total student enrollments in small class, one-on-one and online courses	461,800	565,410	22.4%

“Third quarter revenues of US$48.9 million came within guidance and reflected the expected impact from the changes we made to our Beijing mathematics course curriculum as well as our ongoing efforts to manage the growth of our one-on-one business. Our small class business in new markets continued to be the outstanding growth driver, with cities other than Beijing and Shanghai contributing 28% of small class revenues in the third quarter.”

“In fiscal 2013, we focused on improved utilization and systems implementation to drive operational efficiency rather than maximized top line growth. As we near the closing month of fiscal 2013, I am pleased to see that our strategic focus on operational improvements for this year has enhanced the quality of our revenues, providing us with a solid basis for sustainable growth going forward. In the coming fiscal year, we will seek to continue to maintain the gains in operational efficiency we achieved in fiscal 2013, while shifting our organizational focus back to the ‘essence of what makes education education’: an unrelenting focus on the needs of our students and the high quality tutoring services we must provide in order to meet those needs. In fiscal 2014, we will continue to strengthen our core tutoring competency and will offer even more innovative and differentiated content to our students,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang.

Mr. Joseph Kauffman, Chief Financial Officer, continued, “I am very pleased with the operational leverage we have achieved as we worked to build a more efficient business. While we operated only 259 centers in the third quarter as compared to the peak number of 275 centers in the same year ago period, we still managed 20% year-on-year revenue growth and more significantly, 163% operating income growth and a 288% increase in net income.”

“We remain optimistic about the attractive growth opportunity ahead of us, even though we anticipate the impact from the change of the Beijing policy to be somewhat longer and deeper than originally expected and we will not aggressively pursue rapid expansion in our one-on-one business for some time. We are confident that our growth prospects for small class, particularly in the new cities where we have strong business momentum but are still relatively underpenetrated, warrant a rebooting of our center expansion. We will, however, maintain a modest pace of center additions to ensure that our recent drive to enhance the quality of growth can be sustained,” Mr. Kauffman added.

Financial Results for the Third Quarter of Fiscal Year 2013

Net Revenues

For the third quarter of fiscal year 2013, TAL reported net revenues of US$48.9 million, representing a 20.3% increase from US$40.7 million in the third quarter of fiscal year 2012. The increase was mainly driven by the higher average selling prices (ASPs) and an increased number of total student enrollments. ASP increased by 10.4% from US$288 in the third quarter of fiscal year 2012 to US$318 in the same quarter of fiscal year 2013. The growth in ASP was mainly driven by the hourly rate increases in the Company’s small class business. Total student enrollments increased by 9.0% to approximately 153,800 from approximately 141,100 in the same period one year ago. The increase in total student enrollments was driven primarily by increases of enrollments in the small class offerings.

Operating Costs and Expenses

Operating costs and expenses were US$46.4 million, a 17.6% increase from US$39.5 million in the third quarter of fiscal year 2012. Non-GAAP operating costs and expenses, which exclude share-based compensation expenses, were US$44.2 million, a 16.1% increase from US$38.0 million in the third quarter of fiscal year 2012.

Cost of revenues increased by 13.0% to US$26.7 million, from US$23.7 million in the third quarter of fiscal year 2012. The increase in cost of revenues was primarily due to an increase in rental costs, teacher compensation, and other staff costs associated primarily with an expansion of learning center capacity. Non-GAAP cost of revenues, which exclude share-based compensation expenses, increased by 13.0% to US$26.7 million, from US$23.6 million in the third quarter of fiscal year 2012.

Selling and marketing expenses increased by 6.5% to US$6.9 million, from US$6.5 million in the third quarter of fiscal year 2012. This increase primarily reflected an increase in salaries and benefits for our sales and marketing personnel to support a greater number of programs and service offerings. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased by 4.6% to US$6.4 million, from US$6.2 million in the third quarter of fiscal year 2012.

General and administrative expenses increased by 36.8% to US$12.8 million, from US$9.3 million in the third quarter of fiscal year 2012. The increase in general and administrative expenses was mainly due to an increase in salaries and benefits for our general and administrative personnel to support expanded number of cities in which the Company had learning center operations. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased by 33.6% to US$11.0 million, from US$8.2 million in the third quarter of fiscal year 2012.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 55.9% to US$2.3 million in the third quarter of fiscal year 2013, from US$1.4 million in the same period of fiscal year 2012.

Gross Profit

Gross profit increased by 30.5% to US$22.2 million, from US$17.0 million in the third quarter of fiscal year 2012.

Income from Operations

Income from operations increased by 163.4% to US$3.1 million, from US$1.2 million in the third quarter of fiscal year 2012. Non-GAAP income from operations, which excludes share-based compensation expenses, increased by 103.9% to US$5.3 million, from US$2.6 million in the third quarter of fiscal year 2012.

Other Income/(Expense)

For the third quarter of fiscal year 2013, other income was US$1.8 million, compared to other expenses of US$0.2 million in the third quarter of fiscal year 2012. This 1.8 million of other income in the third quarter of fiscal year 2013 was primarily driven by an exchange gain. As the Company holds the vast majority of its cash balance in RMB and reports in U.S. dollars, it benefits from exchange gains in times of relative strength of the RMB and incur exchange losses in times of relative strength of the U.S. dollar.

Income Tax Expense

Income tax expense was US$0.8 million in the third quarter of fiscal year 2013, as compared to US$0.3 million in the third quarter of fiscal year 2012. The increase was mainly a result of the growth of income before income tax.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 288.3% to US$5.6 million, from US$1.4 million in the third quarter of fiscal year 2012. Non-GAAP net income attributable to TAL, which excludes share-based compensation expenses, increased by 172.0% to US$7.9 million, from US$2.9 million in the third quarter of fiscal year 2012.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were both US$0.07 in the third quarter of fiscal year 2013. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excludes share-based compensation expenses, were both US$0.10.

Capital Expenditures

Capital expenditures for the third quarter of fiscal year 2013 were US$1.3 million, representing a decrease of US$40.0 million from US$41.3 million in the third quarter of fiscal year 2012. The decrease was mainly a result of a payment made by the Company in the third quarter of fiscal year 2012 for office space purchased last year, which did not recur in the third quarter of fiscal year 2013.

Cash and Cash Equivalents

As of November 30, 2012, the Company had US$234.4 million of cash and cash equivalents and US$14.5 million of term deposits, as compared to US$188.6 million of cash and cash equivalents and US$10.3 million of term deposits as of February 29, 2012.

Deferred Revenue

As of November 30, 2012, the Company’s deferred revenue balance was US$107.3 million as compared to US$77.4 million as of November 30, 2011, representing an increase of 38.6%.

Business Outlook

Based on the Company’s current estimates, total net revenues for the fourth quarter of fiscal year 2013 are expected to be between US$58.0 million and US$60.0 million, representing an increase of 11% to 15% on a year-over-year basis.

Taking into account the continued near-term impact of the new Beijing policy and the Company’s efforts to manage the growth of its one-on-one business, the Company is adjusting its revenue guidance for the full fiscal year 2013 from that provided on October 23, 2012. For the fiscal year ending February 28, 2013, the Company expects total net revenues to be in the estimated range of US$224.3 million to US$226.3 million, representing an increase of 26% to 27% year-over-year.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the third fiscal quarter of fiscal year 2013 ended November 30, 2012 at 8:00 a.m. Eastern Time on January 22, 2013 (9:00 p.m. Beijing time on January 22, 2013).

The dial-in details for the live conference call are as follows:

• U.S. toll free:	+1-866-519-4004
• China toll free:	800-819-0121
• Hong Kong toll free:	800-930-346
•U.S. toll / International:	+1-718-354-1231
Conference ID:	85475543

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.xueersi.org.

A telephone replay of the conference call will be available through January 29, 2013.

The dial-in details for the replay are as follows:

• U.S. toll:	+1-718-354-1232
• China toll:	400-692-0026
• Hong Kong toll:	800-901-596
• International toll:	+61-2-8235-5000
Conference ID:	85475543

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of fiscal year 2013 and the fiscal year ending February 28, 2013, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified teachers; its ability to improve the content of its existing course offerings and to develop new courses; its ability to maintain and enhance its brand; its ability to maintain and continue to improve its teaching results; and its ability to compete effectively against its competitors.  Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group, which operates under the brand “Xueersi,” is a leading K-12 after-school tutoring service provider in China. Its tutoring services cover the core subjects in China’s school curriculum, including mathematics, English, Chinese, physics, chemistry and biology, and are delivered through three formats: small class, one-on-one, and online courses.

The Company’s network includes 259 physical learning centers as of November 30, 2012, located in 15 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi’an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou and Shenyang. It also operates www.eduu.com, a leading online education platform in China. The Company’s ADSs trade on the New York Stock Exchange under the symbol “XRS.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +861052926658

Email: ir@xueersi.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 29, 2012	As of November 30, 2012
ASSETS

Current assets
Cash and cash equivalents	$188,579,767	$234,434,001
Term deposits	10,328,116	14,454,348
Restricted cash	—	1,382,206
Available-for-sale securities	361,803	327,388
Inventory	223,611	174,988
Deferred tax assets-current	1,729,758	2,267,562
Prepaid expenses and other current assets	9,011,975	12,532,633
Total current assets	210,235,030	265,573,126
Property and equipment, net	76,726,219	75,362,803
Deferred tax assets-non-current	490,222	514,857
Rental deposit	4,545,605	4,986,899
Intangible assets, net	183,523	1,756,023
Goodwill	548,825	554,731
Long-term prepayments	1,923,481	665,094
Long-term Investment	—	2,409,058
Total assets	$294,652,905	$351,822,591

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 1,993,297 and 3,232,613 as of February 29, 2012, and November 30, 2012, respectively)	$2,863,596	$3,614,159
Deferred revenue (including deferred revenue of the consolidated VIEs without recourse to TAL Education Group of 50,395,945 and 73,057,663 as of February 29, 2012, and November 30, 2012, respectively)	85,594,032	107,314,276
Dividend payable	—	39,030,038
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 9,546,915 and 11,692,561 as of February 29, 2012, and November 30, 2012, respectively)	15,284,190	17,447,583
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 2,206,266 and 2,111,222 as of February 29, 2012, and November 30, 2012, respectively)	637,302	1,636,112
Total current liabilities	104,379,120	169,042,168
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 45,881 and 39,535 as of February 29, 2012, and November 30, 2012, respectively)	156,494	64,375
Total liabilities	104,535,614	169,106,543

TAL Education Group Shareholders’ Equity

Class A common shares	45,277	68,314
Class B common shares	109,681	87,806
Additional paid-in capital	119,769,989	84,293,335
Statutory reserve	10,502,713	10,502,122
Retained earnings	54,779,267	81,371,838
Accumulated other comprehensive income	4,910,364	6,392,633
Total TAL Education Group’s equity	190,117,291	182,716,048
Total liabilities and equity	$294,652,905	$351,822,591

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2011	2012	2011	2012
Net revenues	$40,651,679	$48,904,852	$125,304,116	$166,283,279
Cost of revenues	23,660,238	26,737,436	67,076,381	84,359,651
Gross profit	16,991,441	22,167,416	58,227,735	81,923,628
Operating expenses (note 1)
Selling and marketing	6,482,474	6,904,319	17,633,020	20,049,555
General and administrative	9,343,453	12,786,196	25,964,093	36,746,145
Impairment loss on goodwill	—	—	139,660	—
Total operating expenses	15,825,927	19,690,515	43,736,773	56,795,700
Government Subsidies	—	592,570	213,270	630,639
Income from operations	1,165,514	3,069,471	14,704,232	25,758,567
Interest income	729,388	1,547,025	2,590,532	3,911,054
Other income / (expenses)	(177,216)	1,823,454	2,731,107	891,706
Income before income tax provision	1,717,686	6,439,950	20,025,871	30,561,327
Provision for income tax	(275,839)	(841,338)	(3,294,395)	(3,969,347)
Net income	1,441,847	5,598,612	16,731,476	26,591,980
Total net income attributable to TAL Education Group	$1,441,847	$5,598,612	$16,731,476	$26,591,980
Net income per common share
Basic	$0.01	$0.04	$0.11	$0.17
Diluted	0.01	0.04	0.11	0.17
Net income per ADS (note 2)
Basic	0.02	0.07	0.22	0.34
Diluted	$0.02	$0.07	$0.21	$0.34

Other comprehensive income, net of tax	(11,564)	2,251,418	1,975,159	1,482,269
Comprehensive income	1,430,283	7,850,030	18,706,635	28,074,249
Comprehensive income attributable to TAL Education Group	$1,430,283	$7,850,030	$18,706,635	$28,074,249
Weighted average shares used in calculating net income per common share
Basic	154,958,044	155,747,816	153,683,266	155,363,214
Diluted	155,873,150	156,115,200	155,722,906	156,316,199

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Nine Months
	Ended November 30		Ended November 30
	2011	2012	2011	2012
Cost of revenues	$18,340	$13,307	$346,625	$102,018
Selling and marketing	323,061	464,440	1,136,102	1,531,300
General and administrative	1,103,866	1,775,362	4,981,545	4,927,532
Total	$1,445,267	$2,253,109	$6,464,272	$6,560,850

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollar, except share, ADS, per share and per ADS data)

	For the Three Months Ended November 30,		For the Nine Months Ended November 30,
	2011	2012	2011	2012

Cost of revenues	$23,660,238	$26,737,436	$67,076,381	$84,359,651
Share-based compensation expense in cost of revenues	18,340	13,307	346,625	102,018
Non-GAAP cost of revenues	23,641,898	26,724,129	66,729,756	84,257,633

Selling and marketing expenses	6,482,474	6,904,319	17,633,020	20,049,555
Share-based compensation expense in selling and marketing expenses	323,061	464,440	1,136,102	1,531,300
Non-GAAP selling and marketing expenses	6,159,413	6,439,879	16,496,918	18,518,255
General and administrative expenses	9,343,453	12,786,196	25,964,093	36,746,145
Share-based compensation expense in general and administrative expenses	1,103,866	1,775,362	4,981,545	4,927,532
Non-GAAP general and administrative expenses	8,239,587	11,010,834	20,982,548	31,818,613

Operating costs and expenses	39,486,165	46,427,951	110,813,154	141,155,351
Share-based compensation expense in operating costs and expenses	1,445,267	2,253,109	6,464,272	6,560,850
Non-GAAP operating costs and expenses	38,040,898	44,174,842	104,348,882	134,594,501

Income from operations	1,165,514	3,069,471	14,704,232	25,758,567
Share based compensation expenses	1,445,267	2,253,109	6,464,272	6,560,850
Non-GAAP income from operations	2,610,781	5,322,580	21,168,504	32,319,417

Net income attributable to TAL Education Group	1,441,847	5,598,612	16,731,476	26,591,980
Share based compensation expenses	1,445,267	2,253,109	6,464,272	6,560,850
Non-GAAP net income attributable to TAL Education Group	$2,887,114	$7,851,721	$23,195,748	$33,152,830

Net income per ADS
Basic	$0.02	$0.07	$0.22	$0.34
Diluted	0.02	0.07	0.21	0.34
Non-GAAP Net income per ADS (note 3)
Basic	0.04	0.10	0.30	0.43
Diluted	$0.04	$0.10	$0.30	$0.42

ADSs used in calculating net income per ADS
Basic	77,479,022	77,873,908	76,841,633	77,681,607
Diluted	77,936,575	78,057,600	77,861,453	78,158,100

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.